UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2024

Commission File Number: 001-40509

BROOKFIELD REINSURANCE LTD.

(Translation of registrant’s name into English)

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Unaudited condensed combined pro forma financial statements of Brookfield Reinsurance Ltd. as at June 30, 2023, and for the six months ended June 30, 2023 and the year ended December 31, 2022

99.2	Unaudited consolidated financial statements of Argo Group International Holdings, Ltd. as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022

99.3	Unaudited consolidated financial statements of American Equity Investment Life Holding Company and subsidiaries as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.

Date: January 16, 2024	By:	/s/ Thomas Corbett
		Name:	Thomas Corbett
		Title:	Chief Financial Officer